Tiger Renewable Energy Ltd.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

March 14, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Renewable Energy Ltd. File No. 333-146997 Responsive to Staff Comments Regarding Registration Statement on Form S-1/A

Ladies and Gentlemen:

On October 29, 2007, Tiger Renewable Energy Ltd. (formally known as Tiger Ethanol International Inc., and referred to herein as the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SB-2 (the “Registration Statement”). The Company herewith files Amendment No. 3 (referred to herein as the “Amendment” and “Form S-1/A”) in response to the Commission's comments, dated March 13, 2008 (the “Comment Letter”), with reference to the Registration Statement. The Amendment filed with the Commission shows blacklined changes from Amendment No. 2 to the Registration Statement, filed with the Commission on March 4, 2008.

In addition to the Amendment, the Company herewith responds to the Commission's comment as follows. For convenience, we repeat the comment herein. The location of information responsive to the Commission’s comment in documents and forms which are ancillary to this letter are identified in square brackets at the end of the comment.

General

Comment 1:
We note that your financial statements and related information will need to be updated if you are not effective by March 17, 2008. If you intend on going effective prior to March 17, 2008, please revise your registration statement to provide a recent developments section which summarizes your financial condition and results of operations at and as of January 31, 2008 and represents that there have been no material trends, events or transactions that have arisen subsequent to the date of the latest balance sheet included in your filing.

Response:
The Company intends on going effective on March 17, 2008, and we have revised the Registration Statement to provide a recent developments section.
[Form S-1/A, Summary of our Offering, page 6 and Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 40]

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 14, 2008

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:	Travis L. Gering, Esq. - Wuersch & Gering LLP